FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice regarding the closing of a 1 billion Eurobonds offering by Repsol International Finance, B.V.

Madrid, March 18th, 2009

REPSOL INTERNATIONAL FINANCE, B.V. CLOSES 1 BILLION EUROBONDS OFFERING

Repsol International Finance, B.V. closed a 1 billion euro 5 year bond at 99.934 per cent with a coupon of 6.50 per cent equivalent to mid-swaps plus 370 basis points.

This bond, guaranteed by Repsol YPF, S.A., is issued under the Repsol International Finance, B.V. Euro 10,000,000,000 Guaranteed Euro Medium Term Note Programme, approved by the Luxembourg Commission de Surveillance du Secteur Financier on October 28, 2008.

Information on the Issuer, the Guarantor and the offer of the Notes is only available on the basis of the combination of: (i) the Final Terms of the Offer; (ii) the Base Prospectus; (iii) the audited consolidated financial statements of the Guarantor for the year ended 31 December 2008, published in Spanish on February 27th 2009 and available for viewing on the website of the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) at www.cnmw.es; and (iv) the Preview of consolidated income statement of the Guarantor for fourth quarter 2008, published in English by the Guarantor on February 26th 2009 and available the website of the U.S. Securities Exchange Commission (www.sec.gov).

This announcement is neither an offer to sell nor a solicitation of any offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in the United States nor any other jurisdiction in which such offer, solicitation or sale is unlawful.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 18th, 2009	By:	/s/ Íñigo Alonso de Noriega
	Name:	Íñigo Alonso de Noriega
	Title:	Corporate Governance Director